FUNDRISE

File pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

Investment update: Salt Lake City metro opportunity



The Fundrise Income Real Estate Fund holds a compelling preferred equity investment: A 220-unit Salt Lake City multifamily development, structured to deliver a 13.00%[1] gross annual return.

Investment highlights

- **13.00%[1] gross annual return** on preferred equity structure
- **Prime location** in Salt Lake City Downtown submarket
- **2034 Winter Olympics host city** with $6.6 billion projected economic impact

Why this opportunity exemplifies our strategy

This investment demonstrates the Income Fund's focus on fixed-return real estate investments in high-growth markets with multiple catalysts. Salt Lake City offers compelling fundamentals: 2.3% annual population growth, diversified economy spanning tech, manufacturing, tourism, and finance, plus the $4.1 billion airport expansion supporting 34 million annual visitors.

The property sits at the gateway to the city, offering walkable access to retail within the larger Silo Park development. Premium amenities include a six-story building with elevators, a resort-style pool, 3,900 SF fitness center, a rooftop deck, and a wellness center with infrared sauna and a cold plunge.

Market catalyst: 2034 Winter Olympics

Perhaps most significantly, Salt Lake City will host the 2034 Winter and Paralympic Games. Local officials predict an economic impact of $6.6 billion, providing sustained demand drivers for residential and commercial real estate well beyond the games themselves.

Fund strategy in action

In today's uncertain environment, fixed-return investments like this help **the Income Fund maintain its 7.75%[2] annualized distribution rate** through real asset-backed returns that provide stability independent of market volatility.

The preferred equity structure offers attractive income backed by real asset value in a market with strong fundamentals, exemplifying our approach to generating consistent distributions through diversified holdings.

Interested in the Income Real Estate Fund?

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions. With a portfolio of stabilized properties and preferred equity positions, the fund targets attractive risk-adjusted returns in growing markets with strong demographic tailwinds.

Start investing

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

13.85% Returns: Arizona preferred equity exits successfully

In August 2025, the Income Real Estate Fund achieved a successful outcome on a preferred equity investment: A 103-unit Arizona development paid back capital with 13.85%[1] fixed returns. This success story demonstrates how strategic real estate positioning delivers predictable income.

The success story

- **13.85%[1] fixed annual returns** in Phoenix metro growth market
- **Senior capital positioning** with priority distributions and downside protection
- **Successful exit** validates preferred equity strategy
- **High-growth location** in one of the fastest-growing U.S. metropolitan areas

What this means for investors

This type of fixed-return real estate investment helps the Income Real Estate Fund maintain its 7.75%[2] annualized distribution rate. By focusing on strategic positioning in growing markets with strong fundamentals, the Fund targets stable, predictable income.

Why opportunities like this still exist

This investment succeeded because we invested when traditional lenders pulled back from the market. We expected these conditions to normalize, but banks haven't fully returned to commercial real estate lending and with $1.5 trillion in debt maturing over the next few years, the financing gap persists — meaning opportunities for attractive fixed returns continue to emerge.

Ready to start earning passive income?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions. The Fund uses preferred equity positions like Thompson Reserve to provide fixed returns through senior capital stack positioning, offering attractive yields with downside protection.

Start investing

---

1. This solely represents a fixed rate of preferred return paid to the Opportunistic Credit Fund and Fundrise Income Fund under the terms of their investment agreements, and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

2. As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: This update describes the performance of a specific investment and should not be considered representative of the performance of any other investment or of the funds overall. Past performance does not guarantee future results. All investments involve risk and may result in partial or total loss of capital. An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Portfolio Update: Preferred equity investment successfully exits with strong returns



In August 2025, the Fundrise Income Real Estate Fund and Opportunistic Credit Fund achieved a successful investment outcome: A 103-unit horizontal multifamily development in Arizona's Phoenix metro paid back capital with 13.85%[1] fixed returns, demonstrating the effectiveness of our preferred equity strategy.

Investment highlights

- **13.85%[1] fixed annual return** through preferred equity structure
- **Phoenix metro positioning** in one of the fastest-growing U.S. regions return
- **Successful execution** through construction and lease-up phases

Our investment strategy in action

This successful exit demonstrates how the Income Fund's preferred equity approach delivers predictable returns through market cycles.

- **Strategic timing and structure:** We invested during a period of credit market dislocation when traditional lenders had pulled back. This allowed us to secure 13.85%[1] fixed returns that were significantly higher than the 9-10% rates available 12-24 months prior. The preferred equity structure provided senior positioning in the capital stack, ahead of common equity, combining attractive yields with meaningful downside protection.
- **Market fundamentals supported execution:** The Phoenix metro was one of the fastest-growing regions in the country. The area's diverse economy, consistent population growth, and strong demographic trends provided a solid foundation for the investment's success. return
- **Partner selection proved crucial:** The borrower successfully navigated construction and lease-up phases, demonstrating the importance of experienced sponsor partnerships in our investment selection process.

Understanding preferred equity’s advantages

Preferred equity occupies a strategic position in the capital stack, senior to common equity but typically subordinate to senior debt. This structure allows investors to capture equity-like returns while maintaining debt-like downside protection. The 13.85%[1] fixed return demonstrates how preferred equity delivers predictable income regardless of property performance fluctuations. Unlike common equity, which depends on residual cash flows after all other obligations, preferred equity receives priority distributions with contractually defined returns.

Why this success story matters today

Thompson Reserve's successful exit validates our opportunistic credit strategy at a particularly relevant time. When we made this investment, we expected the credit market dislocation to be temporary. However, banks haven't fully returned to commercial real estate lending and with approximately $1.5 trillion in debt scheduled to mature over the next few years, the financing gap persists—creating a robust pipeline of experienced sponsors seeking preferred equity capital at terms comparable to Thompson Reserve.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions. The fund currently maintains a 7.75%[2] annualized distribution rate, targeting attractive risk-adjusted returns in growing markets while providing stability independent of public market fluctuations.

Start investing

View investment

---

1. This solely represents a fixed rate of preferred return paid to the Opportunistic Credit Fund and Fundrise Income Fund under the terms of their investment agreements, and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

2. As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: This update describes the performance of a specific investment and should not be considered representative of the performance of any other investment or of the funds overall. Past performance does not guarantee future results. All investments involve risk and may result in partial or total loss of capital. An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

13.00% returns in Salt Lake City real estate


SILO PARK

The Income Real Estate Fund is earning 13.00%[1] gross annual returns through a preferred equity investment in Salt Lake City — the host city for the 2034 Winter Olympics with $6.6 billion in projected economic impact.

The opportunity

- **13.00%[1] gross annual return** in high-growth Salt Lake City market
- **2034 Winter Olympics catalyst** driving sustained demand
- **Premium luxury development** with resort-style amenities
- **Diversified market fundamentals** beyond tech sector

This type of fixed-return real estate investment helps the ***Income Real Estate Fund maintain its 7.75%[2] annualized distribution rate***, providing stability while traditional income products fluctuate with market conditions.

Salt Lake City offers compelling growth: 2.3% annual population increase, $4.1 billion airport expansion, and economic diversification across manufacturing, tourism, and finance sectors.

Ready to start earning passive income?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets with strong demographic tailwinds.

Start investing

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Portfolio Update: Preferred Equity Investment in Palm Coast, Florida



The Income Real Estate Fund holds a preferred equity investment in Ocean Village, a 314-unit multifamily development in Palm Coast, Florida, within the growing Daytona Beach MSA. This investment offers a 13.00%[1] annual gross return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns—even as broader markets remain uncertain.

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 13.00%[1] gross annual return
- **Location:** Palm Coast, FL, within the Daytona Beach MSA
- **Investment horizon:** 4-yearterm, with optional two 12-month extensions (subject to conditions)

Investment overview

Ocean Village is a premier 314-unit apartment community featuring four residential buildings, each three to four stories tall and equipped with elevators, a rare offering in a submarket dominated by walk-up buildings. Units boast high-end finishes, including 10-foot ceilings, oversized windows, stainless steel appliances, quartz countertops, and private balconies or patios.

Ocean Village's community amenities include a resort-style pool and sundeck with cabanas; a pet park and spa; walking trails; a fitness center and yoga lawn; a bike shop with storage; a clubhouse with business center and coffee bar; and an outdoor kitchen with fireplaces.

Strategic rationale

Strong demographics and limited competition: Palm Coast has experienced remarkable growth; population within a 3-mile radius has risen 42% since 2010, with another 16% increase between 2020 and 2024. Projections estimate another 46% growth by 2029. Ocean Village is in a highly desirable location just five minutes from Flagler Beach.

Elevator access and modern amenities: Renters in the local submarket have consistently indicated a preference for buildings with elevators, something Ocean Village will uniquely deliver. Combined with a robust amenity package, this development is well-positioned to meet untapped demand for modern, accessible living.

Sponsor relationship: This is not our first time working with the sponsor. Our previous partnership proved successful, and we're excited to continue collaborating with a team that has demonstrated both executional discipline and market insight.

Why this matters now

Against a backdrop of mounting economic uncertainty, investors are facing a more complex risk environment. In this context, fixed-return real estate investments like Ocean Village take on renewed importance. With a 13.00%[1] gross annual return and a preferred equity structure, this investment provides a blend of yield and resilience.

Unlike traditional income vehicles that are sensitive to rate policy or market cycles, preferred equity in high-demand multifamily developments offers consistent income supported by real asset value. As the Fund continues to target opportunities that offer attractive income streams in structurally undersupplied markets, investments like Ocean Village play a key role in sustaining our current **7.75%[2] annualized distribution rate.**

As always, we remain committed to building a diversified, resilient portfolio that performs through market cycles—offering you the potential for strong, stable income.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

INVEST NOW

View investment

® @ © © ®

Download on the AppStore   GET IT ON Google Play

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Income Fund Holding: Palm Coast Multifamily Opportunity



Featured investment: Ocean Village, a 314-unit multifamily development in Palm Coast, Florida, delivering a 13.00%[1] gross fixed return with exclusive elevator access in a walk-up dominated market.

Key highlights

- **13.00%[1] gross annual return** through preferred equity structure
- **Elevator-equipped buildings** uniquely positioned in walk-up dominated submarket
- **Explosive population growth** with 46% increase projected by 2029

Ocean Village captures demand in a rapidly growing coastal market experiencing 42% population growth since 2010. Located just five minutes from Flagler Beach, the development features premium finishes and resort-style amenities, including a pool, fitness center, and clubhouse. Elevator access differentiates Ocean Village from local competition—renters consistently indicate preference for this amenity.

In today's uncertain environment, fixed-return investments like this provide the stability and yield that help sustain **the Fund's 7.75%[2] annualized distribution rate.** The preferred equity structure offers attractive income backed by real asset value in a high-growth coastal market.

INVEST NOW

View investment

® @ @

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store   GET IT ON Google Play

---

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Unsubscribe | Edit Notification Preferences

FUNDRISE

Ocean Village: 13.00% Preferred Equity Investment



The Fundrise Income Real Estate Fund holds a compelling preferred equity investment: Ocean Village, a 314-unit multifamily development in Palm Coast,
11 Florida, structured to deliver a 13.00%[1] gross annual return.

Investment highlights

- **13.00%’ gross annual return** through preferred equity structure
- **Premium beachside location** within the Daytona Beach MSA
- **Unique elevator access** differentiating from local competition

Why this matters

This investment demonstrates the Income Fund's approach of targeting fixed-return real estate investments in high-growth markets with structural advantages. Ocean Village features four residential buildings with elevator access—rare in a submarket dominated by walk-up buildings. The community includes premium finishes and resort-style amenities, including a pool, fitness center, and clubhouse.

The preferred equity structure provides priority distributions and senior positioning in the capital stack, offering both attractive yield and enhanced downside protection. This approach reflects our focus on investments that deliver consistent income backed by real assets, independent of market volatility.

Market fundamentals

Located just five minutes from Flagler Beach, the development sits in a market experiencing strong growth with 46% projected population growth by 2029. Population within a 3-mile radius has risen 42% since 2010, supporting sustained rental demand.

As there is limited new multifamily development east of I-95, Ocean Village is positioned to capture significant untapped demand. The development's unique elevator access addresses specific renter preferences that have been consistently underserved in the local market, creating a meaningful competitive advantage.

Income stability in uncertain times

In today's environment of market uncertainty, fixed-return investments like this help **the Income Fund maintain its 7.75%[z] annualized distribution rate** through real asset-backed returns that provide stability independent of traditional market fluctuations.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions. The fund deploys capital into a diversified portfolio of stabilized properties and preferred equity positions in growing markets. By targeting attractive risk-adjusted returns through senior capital structures, the fund provides individual investors access to institutional-quality real estate investments typically reserved for large institutions.

INVEST NOW

View investment

® ® ® (§) ®

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

---

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Unsubscribe | Edit Notification Preferences

FUNDRISE

Portfolio Investment: Daytona Beach Metro Area Opportunity



The Income Real Estate Fund is earning 13.00%[1] gross annual returns through a preferred equity investment in Ocean Village, a 314-unit multifamily development in one of Florida's fastest-growing coastal markets.

The opportunity:

- **13.00%[1] gross annual return** in Florida real estate
- **Premium beachside location** just 5 minutes from Flagler Beach
- **Unique elevator access** with resort-style amenities
- **High-growth market** with 46% projected population growth by 2029

This type of fixed-return real estate investment helps the **Income Real Estate Fund maintain its 7.75%[2] annualized distribution rate,** providing stability while traditional income products fluctuate with market conditions.

Ready to start earning returns like this?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets. By investing in preferred equity positions and stabilized properties, the fund targets attractive risk-adjusted returns while providing access to institutional-quality real estate investments typically unavailable to individual investors.

INVEST NOW

View investment

® w © ®) w

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore

GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

pH! FUNDRISE

Portfolio Update: Preferred Equity Investment in Palm Coast, Florida



The Income Real Estate Fund holds a preferred equity investment in Ocean Village, a 314-unit multifamily development in Palm Coast, Florida, within the growing Daytona Beach MSA. This investment offers a 13.00%[1] annual gross return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns—even as broader markets remain uncertain.

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 13.00%[1] gross annual return
- **Location:** Palm Coast, FL, within the Daytona Beach MSA
- **Investment horizon:** 4-year term, with optional two 12-month extensions (subject to conditions)

Investment overview

Ocean Village is a premier 314-unit apartment community featuring four residential buildings, each three to four stories tall and equipped with elevators, a rare offering in a submarket dominated by walk-up buildings. Units boast high-end finishes, including 10-foot ceilings, oversized windows, stainless steel appliances, quartz countertops, and private balconies or patios.

Ocean Village's community amenities include a resort-style pool and sundeck with cabanas; a pet park and spa; walking trails; a fitness center and yoga lawn; a bike shop with storage; a clubhouse with business center and coffee bar; and an outdoor kitchen with fireplaces.

Strategic rationale

Strong demographics and limited competition: Palm Coast has experienced remarkable growth; population within a 3-mile radius has risen 42% since 2010, with another 16% increase between 2020 and 2024. Projections estimate another 46% growth by 2029. Ocean Village is in a highly desirable location just five minutes from Flagler Beach.

Elevator access and modern amenities: Renters in the local submarket have consistently indicated a preference for buildings with elevators, something Ocean Village will uniquely deliver. Combined with a robust amenity package, this development is well-positioned to meet untapped demand for modern, accessible living.

Sponsor relationship: This is not our first time working with the sponsor. Our previous partnership proved successful, and we're excited to continue collaborating with a team that has demonstrated both executional discipline and market insight.

Why this matters now

Against a backdrop of mounting economic uncertainty, investors are facing a more complex risk environment. In this context, fixed-return real estate investments like Ocean Village take on renewed importance. With a 13.00%[1] gross annual return and a preferred equity structure, this investment provides a blend of yield and resilience.

Unlike traditional income vehicles that are sensitive to rate policy or market cycles, preferred equity in high-demand multifamily developments offers consistent income supported by real asset value. As the Fund continues to target opportunities that offer attractive income streams in structurally undersupplied markets, investments like Ocean Village play a key role in sustaining our current **7.75%[2] annualized distribution rate.**

As always, we remain committed to building a diversified, resilient portfolio that performs through market cycles—offering you the potential for strong, stable income.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

INVEST NOW

View investment

® (fi) (S) © ©

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore

GET IT ON Google Play

---

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

I want to highlight an investment in your Fundrise portfolio: a 13.00%[1] annual gross return preferred equity investment in Ocean Village, a 314-unit multifamily development in Palm Coast, Florida. What makes this compelling:

- **Explosive demographic growth:** Population within a 3-mile radius has risen 42% since 2010, with projections for another 46% growth by 2029
- **Premium location:** Just five minutes from Flagler Beach in a highly desirable coastal submarket
- **Differentiated product:** Elevator access in a market dominated by walk-up buildings addresses consistent renter demand

Ocean Village features four residential buildings with elevators—rare in this submarket—plus resort-style amenities including pool, pet park, fitness center, and clubhouse. The development's positioning east of I-95 places it in the most desirable corridor, capturing both lifestyle-driven demand and proximity to employment centers.

In today's uncertain environment, fixed-return investments like this combine attractive yield with downside protection, backed by real assets, providing additional stability to maintain **the Income Fund's 7.75%[2] annualized distribution rate.**

I hope this gives you useful insight into how we're positioning and managing the portfolio of investments in the Fund. If you're interested in adding to your Income Fund position, you can do so here. Or if you'd like to explore more about this particular asset, you can do so here. Happy to discuss if you have questions about this or any other investments in your portfolio.

Best regards,
Thomas Eden
Senior Investor Relations Associate

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors tha will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Investors often ask me to share real examples from our portfolio of our strategy in action, so I've started doing exactly that.

I want to highlight a preferred equity investment in Orlando's metro area, a 300-unit development in Apopka earning IS.OCP/o[1] gross annual returns.

Here's why I think this matters:

- **Market timing:** Orlando MSA is one of the Southeast's fastest-growing metros, with economic expansion beyond tourism
- **Strategic location:** Apopka represents Orlando's northwest growth corridor with strong rental demand drivers
- **Structure advantage:** Preferred equity gives us priority returns and downside protection through senior capital positioning
- **Proven execution:** Our sponsor has delivered over $3.3 billion across 43 communities and 11,000+ units

Fixed-return investments like this help maintain **the Income Fund's 7.75%[2] annualized distribution rate** while providing the stability that becomes more valuable as traditional income products fluctuate with policy changes.

I hope this information is helpful as you make the decision to become a Fundrise investor, become a Fundrise investor. To read more about this particular asset, you can find that information here. Happy to discuss if you have questions about or any other investments.

Best,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return, the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferrei return.

2. As of July 2025. The current month’s distribution is annualized and divided by the prior month’s net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investin

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and con cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Orlando investment strategy: Why we chose this market over Tampa



Featured investment: A 300-unit multifamily development in Apopka, FL, delivering a 13.00%[1] gross fixed return in the Orlando metro area.

Key Highlights

- **13.00%[1] gross returns** through preferred equity structure with priority distributions
- **Growth corridor positioning** in Orlando's expanding northwest suburban market
- **Economic diversification** beyond tourism into tech, healthcare, aerospace, and logistics
- **Proven partnership** with sponsor who's delivered $3.3 billion in developments

Why This Works

Orlando's Apopka submarket offers compelling fundamentals: population growth driven by economic expansion beyond tourism, while maintaining affordability advantages that attract residents and support rental demand.

Strategic Advantage

Senior capital stack positioning provides both attractive yield and downside protection. Fixed-return investments like this provide the stability that helps maintain the Income Fund's 7.75%[2] distribution rate regardless of broader market volatility.

Invest now

Invest now

View investment

® ® © © ©

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore   GET IT ON Google Play

---

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

START INVESTING IN INCOME-FOCUSED REAL ESTATE FROM $10.

• Active

Preferred equity spotlight: North Orlando Development

Apopka, FL

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund



Invest in real estate

Invest in real estate

Investment opportunity: 13.00%[1] fixed return in a prime Florida market

We're excited to highlight an investment in the Fundrise portfolio: a preferred equity investment in **North Orlando Development,** a 300-unit multifamily community located in Apopka, Florida, just northwest of Orlando. Structured to deliver a **13.00%[1] gross annual return,** this investment adds another source of stable income to the Income Fund's growing portfolio.

Why it matters:

- **Preferred equity structure:** Investor returns prioritized ahead of sponsor payouts
- **Experienced sponsor:** Track record includes 11,000+ units across 43 communities
- **Premium product:** Luxury finishes and top-tier amenities including clubhouse, yoga studio, pool, and more
- **Long-term appeal:** Part of the rapidly expanding Orlando metro, known for sustained population growth and housing demand

As broader markets turn volatile, the appeal of fixed-return investments becomes even stronger. While traditional income products may decline with interest rates, North Orlando Development's preferred equity structure continues to offer yield and downside protection. It's another step in Fundrise's commitment to delivering strong, stable returns—regardless of economic conditions.

About the Income Fund

North Orlando Development is one example of the many income-focused assets that power the Income Fund's 7.7%[2] annualized distribution rate.

The Income Real Estate Fund aims to generate strong current yields through a diversified mix of fixed income strategies, including gap financing for stabilized and new multifamily projects, as well as housing development across the Sunbelt. Learn more about the Income Fund here.

7.7%
Annualized distribution rate[2]

$627M
Net asset value (NAV)[3]

7.7%
Annualized return since inception[4]

Invest now

Invest now

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

® © (® © ©

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore

GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. Current month's distribution is annualized and divided by the prior month's net asset value per share.

3. The net value of the fund's assets less its liabilities as of Sep 30, 2025.

4. Annualized return since inception is calculated as a compound average annual return of the fund from the fund's inception date to the most recent month-end. Returns are a sum of NAV appreciation and dividends.

FUNDRISE

Portfolio Update: Recent preferred equity investment in Orlando metro area



We're excited to highlight an investment in your Fundrise portfolio: a preferred equity investment in a 300-unit multifamily development in Apopka, Florida, just northwest of Orlando. This investment offers an attractive 13.00%[1] annual gross return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns.

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 13.00%[1] gross annual return
- **Location:** Apopka, FL, positioned within the growing Orlando MSA
- **Investment horizon:** Preferred equity structure with priority returns

Investment overview

This development is a 300-unit apartment community featuring eleven four-story residential buildings with elevators. The units will include premium flooring, top-tier kitchens with the latest appliances, luxury fixtures, in-unit washers and dryers, and private balconies. Residents will enjoy an impressive array of amenities, including a state-of-the-art clubhouse, fitness center with yoga studio, gaming and TV lounge, business center, entertainment room, indoor pet spa, custom pool, outdoor grilling stations, and lounge areas with fire pits.

Investment strategy and structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of any common equity and the sponsor. This structure offers both attractive yield and downside protection through senior positioning in the capital stack.

Strong potential return: The 13.00%[1] annual gross interest rate delivers a compelling yield that supports the ***Income Fund's current 7.75%[2] annualized distribution rate,*** providing stable income in an uncertain market environment.

Experienced sponsor partnership: The sponsor has acquired and developed over 11,000 residential apartment units across 43 communities with an aggregate transaction value of approximately $3.3 billion, demonstrating proven execution capability and market expertise.

Why this matters now

In today's environment of economic uncertainty, investors are increasingly focused on stability and consistent income generation. Fixed-return investments like this North Orlando development provide a compelling alternative to traditional income products that fluctuate with market conditions and interest rate policy.

Preferred equity investments in growing multifamily markets offer income backed by real assets in markets with strong demographic fundamentals. These types of fixed-rate investments help provide the steady income streams that support our ***7.75%* annualized distribution rate***—delivering stability independent of broader market fluctuations.

As the Federal Reserve navigates monetary policy in response to evolving economic conditions, we continue building a resilient, diversified portfolio designed to generate consistent income across market cycles. Our focus remains on sourcing investments in markets with strong long-term growth drivers, like the Orlando metro area, that can deliver attractive risk-adjusted returns regardless of short-term market volatility.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

® ® @ @

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

[2] As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitvdisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Portfolio Update: Preferred equity investment in Dallas metro area

A high-yield investment with a 14%[1] fixed return in a 290-unit multifamily development in Anna, TX



We're pleased to feature an investment in the Fundrise Income Real Estate Fund: a preferred equity investment in Anna Development, a 290-unit horizontal multifamily community located in the Allen/McKinney submarket of the Dallas-Fort Worth metro area. This investment delivers a compelling 14.00%[1] gross annual return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns that's built to weather market ups and downs.

Add real estate to your portfolio

Add real estate to your portfolio

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 14.00%[1] gross annual return
- **Location:** Anna, TX (DFW MSA)
- **Investment horizon:** 3.5-year initial term, with one 12-month extension subject to conditions

Investment overview

Anna Development will be a 290-unit cottage-style rental community that blends the privacy and design of single-family homes with the services and amenities of professionally managed multifamily.

The property will offer seven floor plans that are a mix of studio, 1-bedroom, 2-bedroom, and 3-bedroom layout with majority of the units featuring private, fenced backyards. Amenities include landscaped walking trails with pond access, fitness center, swimming pool and various sport courts.

Anna Development is part of a larger masterplan community, which will include 70+ single-family rental homes and roughly 600 for-sale homes. This master-planned integration enhances the long-term leasing and community value proposition.

Strategic rationale

Explosive population growth in a top-tier submarket

Located in Collin County—the second fastest-growing county in the U.S.—Anna Development is zoned within McKinney ISD, one of Texas' highest-performing school districts. Since 2010, the population in the area has surged by nearly 45%, with an additional 9.3% annual growth projected through 2027.

Infrastructure-driven value creation

The property sits less than one mile north of the upcoming $22 billion Collin County Outer Loop, a major infrastructure initiative encircling the entire Dallas-Fort Worth metro. Construction began in early 2024 and is expected to complete in the second half of 2026—coinciding with the start of leasing at Anna Development. The project's timing creates a rare opportunity to capture both tenant demand and market appreciation in step with improved access and mobility.

A differentiated rental experience

Horizontal multifamily offers a unique alternative to traditional apartment living. These communities provide private entryways, backyards, and detached layouts in a professionally managed environment—ideal for renters who want the feel of a home without the responsibility of ownership. This structure has seen rising demand across the Sunbelt as affordability challenges push more households to rent.

Why this matters now

In an environment marked by increased uncertainty and heightened market volatility, investors are increasingly searching for reliable sources of income. That's where fixed-return investments like Anna Development stand out. With a 14.00%[1] gross annual return and a preferred equity structure, this opportunity combines yield with downside protection.

Unlike traditional income products that fluctuate with interest rates or market sentiment, preferred equity investments in growing multifamily markets are backed by real assets. As part of our broader strategy, Anna Development helps support the Fund's 7.7%[2] annualized distribution rate—providing stability in an otherwise uncertain landscape.

We continue to focus on building a resilient, well-diversified portfolio designed to generate consistent income—even as public markets remain unpredictable.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest in real estate

Invest in real estate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

® ® ® © @

WEBSITE | BLOG | FAQ | LOGIN

E Download on the App Store   GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website atfundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

We made an investment we think you’ll want to know about.

Anna Development is a 290-unit horizontal multifamily community in Anna, TX, located in the fast-growing Dallas metro. Structured as a preferred equity investment, it’s designed to deliver a 14%[1] fixed gross annual return.

The property combines the privacy of single-family living with the convenience of a professionally managed rental—private entrances, fenced yards, and full amenities. It’s also part of a larger master-planned community and sits just north of a $22B infrastructure project that's expected to drive long-term growth.

Because it’s backed by real assets and structured for income stability, Anna Development helps support the Income Fund’s 7.7%[2] annualized distribution rate—even as markets remain uncertain. Learn more about it here.

Ready to add real estate to your portfolio? **Start here with only $10. Start here with only $10.** If you have any questions, just reply to this email.

Best,
Thomas Eden
Senior Investor Relations Associate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund’s prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website atfundrise.com and certain mobile apps (the "Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure.

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

START INVESTING IN REAL ESTATE FROM $10.

Active

Preferred equity spotlight: Anna Development

Anna, TX

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income



Invest in real estate

Invest in real estate

Investment Opportunity: 14%' Fixed Return in a High-Growth Texas Corridor

We’re excited to highlight an investment in the Fundrise portfolio: a preferred equity investment in Anna Development, a 290-unit horizontal multifamily community located in the Allen/McKinney submarket of the Dallas-Fort Worth metro. This investment is structured to deliver a 14%[1] gross annual return, continuing the Income Fund’s track record of combining fixed-income consistency with real asset strength.

Why it matters:

- **High-yield structure:** Designed to prioritize investor returns before the developer earns a profit
- **Explosive growth market:** Located in Collin County—home to one of the fastest-growing populations in the U.S.
- **Differentiated product:** Cottage-style units with fenced backyards, private entrances, and resort-style amenities
- **Master-planned scale:** Integrated into a larger development, including for-sale and single-family rental homes
- **Infrastructure tailwinds:** Positioned near the $22B Collin County Outer Loop, unlocking long-term access and demand

Unlike traditional income products that fluctuate with interest rates or market sentiment, preferred equity investments in growing multifamily markets are backed by real assets. *Anna Development* supports the Fund’s 7.7%[2] annualized distribution rate, providing stability in an otherwise uncertain landscape.

Invest in real estate

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund’s prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

®®®©(“)

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore

GETITON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Portfolio Update: Preferred equity investment in Dallas metro area

A high-yield investment with a 14%[1] fixed return in a 290-unit multifamily development in Anna, TX



We're pleased to feature an investment in the Fundrise Income Real Estate Fund: a preferred equity investment in Anna Development, a 290-unit horizontal multifamily community located in the Allen/McKinney submarket of the Dallas-Fort Worth metro area. This investment delivers a compelling 14.00%[1] gross annual return, continuing to reinforce the Income Real Estate Fund’s track record of delivering stable, attractive income-oriented returns that’s built to weather market ups and downs.

Add real estate to your portfolio

Add real estate to your portfolio

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 14.00%[1] gross annual return
- **Location:** Anna, TX (DFW MSA)
- **Investment horizon:** 3.5-year initial term, with one 12-month extension subject to conditions

Investment overview

Anna Development will be a 290-unit cottage-style rental community that blends the privacy and design of single-family homes with the services and amenities of professionally managed multifamily.

The property will offer seven floor plans that are a mix of studio, 1-bedroom, 2-bedroom, and 3-bedroom layout with majority of the units featuring private, fenced backyards. Amenities include landscaped walking trails with pond access, fitness center, swimming pool and various sport courts.

Anna Development is part of a larger masterplan community, which will include 70+ single-family rental homes and roughly 600 for-sale homes. This master-planned integration enhances the long-term leasing and community value proposition.

Strategic rationale

Explosive population growth in a top-tier submarket

Located in Collin County—the second fastest-growing county in the U.S.—Anna Development is zoned within McKinney ISD, one of Texas' highest-performing school districts. Since 2010, the population in the area has surged by nearly 45%, with an additional 9.3% annual growth projected through 2027.

Infrastructure-driven value creation

The property sits less than one mile north of the upcoming $22 billion Collin County Outer Loop, a major infrastructure initiative encircling the entire Dallas-Fort Worth metro. Construction began in early 2024 and is expected to complete in the second half of 2026—coinciding with the start of leasing at Anna Development. The project's timing creates a rare opportunity to capture both tenant demand and market appreciation in step with improved access and mobility.

A differentiated rental experience

Horizontal multifamily offers a unique alternative to traditional apartment living. These communities provide private entryways, backyards, and detached layouts in a professionally managed environment—ideal for renters who want the feel of a home without the responsibility of ownership. This structure has seen rising demand across the Sunbelt as affordability challenges push more households to rent.

Why this matters now

In an environment marked by increased uncertainty and heightened market volatility, investors are increasingly searching for reliable sources of income. That's where fixed-return investments like Anna Development stand out. With a 14.00%[1] gross annual return and a preferred equity structure, this opportunity combines yield with downside protection.

Unlike traditional income products that fluctuate with interest rates or market sentiment, preferred equity investments in growing multifamily markets are backed by real assets. As part of our broader strategy, Anna Development helps support the Fund's 7.7%[2] annualized distribution rate—providing stability in an otherwise uncertain landscape.

We continue to focus on building a resilient, well-diversified portfolio designed to generate consistent income—even as public markets remain unpredictable.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invent in real estate

Invest in real estate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

®   ®   ®   @

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store   GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Preferred equity investment in the Dallas-Fort Worth metro

A high-yield investment with a 14.00% fixed return in a 188-unit horizontal multifamily development in Aubrey, TX



We are pleased to highlight an investment in the Fundrise portfolio: a preferred equity investment in Aubrey Development, a 188-unit horizontal multifamily community located in Aubrey, Texas, northwest of Dallas. This investment is structured to deliver a compelling 14.00%[1] gross annual return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns—even as broader markets remain uncertain.

Add real estate to your portfolio

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 14.00%[1] gross annual return
- **Location:** Aubrey, TX (Dallas-Fort Worth MSA)
- **Investment horizon:** 4-year term, with optional 12-month extensions (subject to conditions)

Investment overview

Aubrey Development will be a 188-unit horizontal multifamily rental community designed to combine the privacy of single-family living with the convenience and amenities of a professionally managed community.

The property will offer 10 distinct floor plans ranging from 344 to 1,399 square feet with the majority of units featuring private, fenced backyards. Interior finishes will align with the high-end standards of comparable Class A properties in the region and amenities will include a resort-style pool, fitness center, dog park, and pickleball courts. The development is expected to be completed in 2027.

Aubrey Development will sit within a larger master plan, which includes for-sale single-family homes, townhomes, and future neighborhood retail—creating a mixed-use environment that supports long-term tenant appeal.

Strategic rationale

Explosive regional growth

Aubrey Development sits within Denton County—ranked the sixth fastest-growing county in the U.S., according to the U.S. Census Bureau. Within a five-mile radius of the site, the population is expected to grow at an impressive 4.3% annually from 2024 through 2029.

Strategic location and connectivity

Located just one mile north of US 380, the property is positioned for direct access to major employment centers in Denton, Frisco, Plano, and McKinney. Key nearby employers include the University of North Texas, Peterbilt Motors, Conifer Health Solutions, and several major healthcare institutions.

Differentiated product type

Horizontal multifamily—or "cottage-style" communities—is an emerging category offering residents the feel of a single-family home with the advantages of professionally managed rental living. These communities are proving especially popular with renters seeking privacy, space, and outdoor amenities, while offering investors a differentiated asset with strong leasing demand.

Why this matters now

Against a backdrop of mounting economic uncertainty—from shifting trade policies to slowing global growth—investors are facing a more complex risk environment. In this context, fixed-return real estate investments like Aubrey Development take on renewed importance. With a 14.00%[1] gross annual return and a preferred equity structure, this investment provides a rare blend of yield and resilience.

Unlike traditional income vehicles that are sensitive to rate policy or market cycles, preferred equity in high-demand multifamily developments offers consistent income supported by real asset value. As the Fund continues to target opportunities that offer attractive income streams in growing markets, investments like Aubrey Development play a key role in sustaining our current 7.7% annualized distribution rate.[2]

Our goal is simple: to help you earn steady income through a diversified portfolio that's built to weather market ups and downs.

Add real estate to your portfolio

Add real estate to your portfolio

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Copyright © {{now format="yyyy"}} Fundrise Income Real Estate Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

© {{now format="yyyy"}} Fundrise, LLC. All Rights Reserved. eREIT, eFund and eDirect are trademarks of Rise Companies Corp. Google Play and the Google Play logo are trademarks of Google LLC. Apple, the Apple logo and iPhone are registered trademarks of Apple Inc. Proudly designed and coded in Washington, DC.

Unsubscribe | Edit Notification Preferences

FUNDRISE

High-yield investment with a 14.00% fixed return



We've added a preferred equity investment in Aubrey, Texas—part of the greater Dallas-Fort Worth metro. The project is a 188-unit horizontal multifamily community, offering a fixed 14.00% gross annual return[1].

Investment highlights

- **Location:** Aubrey, TX (Denton County)
- **Investment type:** Preferred equity
- **Target return:** 14.00%[1] gross annual
- **Term:** 4 years, with optional 12-month extensions
- **Units:** 188 homes, expected completion in 2027

What to know

- The development combines single-family-style privacy with community amenities like a pool, fitness center, and dog park.
- Denton County is among the fastest-growing in the U.S., with nearby access to major employers in Denton, Frisco, and Plano.
- Horizontal multifamily—sometimes called cottage-style—is gaining traction for its mix of space, privacy, and rental flexibility.

Why it's relevant now

With market conditions in flux, fixed-return real estate investments like this can provide stability. This project supports the Income Real Estate Fund's current **7.7% annualized distribution rate[2]** while aligning with our focus on income-producing assets in growth regions.

Invent now

Invest now

Start investing in less than 5 minutes and with as little as $10.

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

Start investing in less than 5 minutes and with as little as $10.

As an investor, you'll gain instant access to:

- ✓ Top-tier private assets like real estate, private credit, and venture
- ✓ Direct investments

Add Fundrise to your portfolio

Add Fundrise to your portfolio

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Copyright © {{now format="yyyy"}} Fundrise Income Real Estate Fund.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

© {{now format="yyyy"}} Fundrise, LLC. All Rights Reserved. eREIT, eFund and eDirect are trademarks of Rise Companies Corp. Google Play and the Google Play logo are trademarks of Google LLC. Apple, the Apple logo and iPhone are registered trademarks of Apple Inc. Proudly designed and coded in Washington, DC.

Unsubscribe | Edit Notification Preferences

FUNDRISE

14.00% preferred equity investment in the Dallas metro area



Fundrise has added a preferred equity investment to its portfolio—a 188-unit horizontal multifamily development in Aubrey, TX, located in the Dallas-Fort Worth metro area. The investment offers a fixed 14.00%[1] return and is positioned to benefit from the region's strong demographic trends and continued housing demand.

14%[1] fixed return

The projected annual return offers consistent income potential, structured to prioritize investor distributions.

High-growth location

Denton County is one of the fastest-growing counties in the U.S., with the Aubrey site offering convenient access to employers in Denton, Frisco, Plano, and McKinney.

Horizontal multifamily design

The development includes 188 purpose-built rental homes combining the feel of single-family living with shared amenities: a pool, fitness center, dog park, and pickleball courts. Completion expected in 2027.

Experienced sponsor

The developer has delivered over 11,000 residential units across 43 communities, with an aggregate transaction value of approximately $3.3 billion.

Add Aubrey Development to your portfolio

Add Aubrey Development to your portfolio

Why now

In the current economic climate, fixed-return investments like this stand out. With elevated interest rates and ongoing market volatility, preferred equity offers a resilient way to generate income through real assets.

Portfolio impact

The Income Real Estate Fund is designed to deliver stable, income-oriented returns across cycles. This 14.00%[1] preferred equity investment helps maintain that focus, while expanding the portfolio's footprint in a rapidly growing metro.

Add real estate to your portfolio

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Copyright © {{now format="yyyy"}} Fundrise Income Real Estate Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

© {{now format="yyyy"}} Fundrise, LLC. All Rights Reserved. eREIT, eFund and eDirect are trademarks of Rise Companies Corp. Google Play and the Google Play logo are trademarks of Google LLC. Apple, the Apple logo and iPhone are registered trademarks of Apple Inc. Proudly designed and coded in Washington, DC.

Unsubscribe | Edit Notification Preferences

FUNDRISE

START INVESTING IN INCOME-FOCUSED REAL ESTATE FROM $10.

• Active

Preferred equity spotlight: Aubrey Development

Aubrey, TX

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund



Invest in real estate

Invest in real estate

Investment opportunity: 14.00%[1] fixed return in an emerging Texas submarket

We're excited to highlight an investment in the Fundrise portfolio: a preferred equity investment in Aubrey Development, a 188-unit horizontal multifamily community located northwest of Dallas in Aubrey, TX. This investment is structured to deliver a 14.00%[1] gross annual return, continuing the Income Fund's track record of combining fixed-income consistency with real asset strength.

Why it matters:

- **High-yield structure:** Designed to prioritize investor returns before the developer earns a profit
- **Smart location:** Within Denton County, one of the fastest-growing regions in the U.S.
- **Differentiated product:** Cottage-style units with fenced yards, premium finishes, and modern amenities
- **Master-planned:** Part of a larger community featuring retail, townhomes, and single-family homes

As economic uncertainty grows, fixed-return investments like Aubrey Development offer a rare combination of yield and downside protection. With a strategic location, rising rental demand, and a preferred equity structure, this opportunity enhances the Income Fund's goal of delivering stable, income-oriented returns.

Invest in real estate

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Copyright © {{now format="yyyy"}} Fundrise Income Real Estate Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

© {{now format="yyyy"}} Fundrise, LLC. All Rights Reserved. eREIT, eFund and eDirect are trademarks of Rise Companies Corp. Google Play and the Google Play logo are trademarks of Google LLC. Apple, the Apple logo and iPhone are registered trademarks of Apple Inc. Proudly designed and coded in Washington, DC.

Unsubscribe | Edit Notification Preferences

Preferred equity investment in the Dallas-Fort Worth metro

A high-yield investment with a 14.00% fixed return in a 188-unit horizontal multifamily development in Aubrey, TX



We are pleased to highlight an investment in the Fundrise portfolio: a preferred equity investment in Aubrey Development, a 188-unit horizontal multifamily community located in Aubrey, Texas, northwest of Dallas. This investment is structured to deliver a compelling 14.00%[1] gross annual return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns—even as broader markets remain uncertain.

Add real estate to your portfolio

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 14.00%[1] gross annual return
- **Location:** Aubrey, TX (Dallas-Fort Worth MSA)
- **Investment horizon:** 4-year term, with optional 12-month extensions (subject to conditions)

Investment overview

Aubrey Development will be a 188-unit horizontal multifamily rental community designed to combine the privacy of single-family living with the convenience and amenities of a professionally managed community.

The property will offer 10 distinct floor plans ranging from 344 to 1,399 square feet with the majority of units featuring private, fenced backyards. Interior finishes will align with the high-end standards of comparable Class A properties in the region and amenities will include a resort-style pool, fitness center, dog park, and pickleball courts. The development is expected to be completed in 2027.

Aubrey Development will sit within a larger master plan, which includes for-sale single-family homes, townhomes, and future neighborhood retail—creating a mixed-use environment that supports long-term tenant appeal.

Strategic rationale

Explosive regional growth

Aubrey Development sits within Denton County—ranked the sixth fastest-growing county in the U.S., according to the U.S. Census Bureau. Within a five-mile radius of the site, the population is expected to grow at an impressive 4.3% annually from 2024 through 2029.

Strategic location and connectivity

Located just one mile north of US 380, the property is positioned for direct access to major employment centers in Denton, Frisco, Plano, and McKinney. Key nearby employers include the University of North Texas, Peterbilt Motors, Conifer Health Solutions, and several major healthcare institutions.

Differentiated product type

Horizontal multifamily—or "cottage-style" communities—is an emerging category offering residents the feel of a single-family home with the advantages of professionally managed rental living. These communities are proving especially popular with renters seeking privacy, space, and outdoor amenities, while offering investors a differentiated asset with strong leasing demand.

Why this matters now

Against a backdrop of mounting economic uncertainty—from shifting trade policies to slowing global growth—investors are facing a more complex risk environment. In this context, fixed-return real estate investments like Aubrey Development take on renewed importance. With a 14.00%[1] gross annual return and a preferred equity structure, this investment provides a rare blend of yield and resilience.

Unlike traditional income vehicles that are sensitive to rate policy or market cycles, preferred equity in high-demand multifamily developments offers consistent income supported by real asset value. As the Fund continues to target opportunities that offer attractive income streams in growing markets, investments like Aubrey Development play a key role in sustaining our current 7.7% annualized distribution rate.[2]

Our goal is simple: to help you earn steady income through a diversified portfolio that's built to weather market ups and downs.

Add real estate to your portfolio

Add real estate to your portfolio

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Copyright © {{now format="yyyy"}} Fundrise Income Real Estate Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

© {{now format="yyyy"}} Fundrise, LLC. All Rights Reserved. eREIT, eFund and eDirect are trademarks of Rise Companies Corp. Google Play and the Google Play logo are trademarks of Google LLC. Apple, the Apple logo and iPhone are registered trademarks of Apple Inc. Proudly designed and coded in Washington, DC.

Unsubscribe | Edit Notification Preferences

FUNDRISE

START INVESTING IN INCOME-FOCUSED REAL ESTATE FROM $10.

• Active

Preferred equity spotlight: East Village Townhomes

Roswell, GA

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund


East Village Townhomes
Build-for-rent community

Invest in private real estate

Invest in private real estate

Investment opportunity: 14.25%' potential return in growing Atlanta suburb

East Village Townhomes is a 74-unit build-for-rent community in Roswell, GA, structured as preferred equity with a 14.25%[1] fixed annual return. The deal was designed to prioritize investor payouts and capitalize on strong rental demand in one of Atlanta's fastest-growing suburbs.

Why it matters:

- **Risk protection:** Structured to prioritize investor payouts before the developer earns any profit
- **Smart location:** Strong rental demand and high-income tenant base in a growing market
- **Built for value:** High-end, professionally managed townhomes designed to retain long-term value

This investment reflects our continued focus on **credit-oriented real estate** designed to thrive in today's higher interest rate environment.

About the Income Fund

East Village Townhomes is part of the Fundrise Income Real Estate Fund, which most recently delivered a 7.7%[2] annualized distribution rate.

The Income Real Estate Fund aims to generate strong current yields through a diversified mix of fixed income strategies, including gap financing for stabilized and new multifamily projects, as well as housing development across the Sunbelt. Learn more about the Income Fund here.

7.7%
Annualized distribution rate 2

$627M
Net asset value (NAV)[3]

7.6%
Annualized return since inception[4]

Join the ~400k investors benefiting from our diversified portfolio.

Invest in private real estate

Invest in private real estate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. Current month's distribution is annualized and divided by the prior month's net asset value per share.

3. The net value of the fund's assets less its liabilities as of Sep 30, 2025.

4. Annualized return since inception is calculated as a compound average annual return of the fund from the fund's inception date to the most recent month-end. Returns are a sum of NAV appreciation and dividends.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

START INVESTING IN INCOME-FOCUSED REAL ESTATE FROM $10.

• Active

Preferred equity spotlight: East Village Townhomes

Roswell, GA

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income
Featured fund	Income Fund


East Village Townhomes
Build-for-rent community

Invest in private real estate

Invest in private real estate

Investment opportunity: M.25%[1] potential return in growing Atlanta suburb

East Village Townhomes is a 74-unit build-for-rent community in Roswell, GA, structured as preferred equity with a 14.25%[1] fixed annual return. The deal was designed to prioritize investor payouts and capitalize on strong rental demand in one of Atlanta's fastest-growing suburbs.

Why it matters:

- **Risk protection:** Structured to prioritize investor payouts before the developer earns any profit
- **Smart location:** Strong rental demand and high-income tenant base in a growing market
- **Built for value:** High-end, professionally managed townhomes designed to retain long-term value

This investment reflects our continued focus on **credit-oriented real estate** designed to thrive in today's higher interest rate environment.

About the Income Fund

East Village Townhomes is part of the Fundrise Income Real Estate Fund, which most recently delivered a 7.7%[2] annualized distribution rate.

The Income Real Estate Fund aims to generate strong current yields through a diversified mix of fixed income strategies, including gap financing for stabilized and new multifamily projects, as well as housing development across the Sunbelt. Learn more about the Income Fund here.

7.7%

Annualized distribution rate[2]

S627M

Net asset value (NAV)[3]

7.6%

Annualized return since inception[4]

Join the ~400k investors benefiting from our diversified portfolio.

Invest in private real estate

Invest in private real estate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

® ® @ (f) (£)

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore   GET IT ON Google Play

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. Current month's distribution is annualized and divided by the prior month's net asset value per share.

3. The net value of the fund's assets less its liabilities as of Sep 30, 2025.

4. Annualized return since inception is calculated as a compound average annual return of the fund from the fund's inception date to the most recent month-end. Returns are a sum of NAV appreciation and dividends.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Preferred equity investment with an attractive 14.25% return


East Village Townhomes
Build-for-rent community

We are pleased to highlight an investment in the Fundrise portfolio—a preferred equity investment in the East Village Townhomes, a to-be-constructed build-to-rent community located in Roswell, GA.

Key investment strengths

1- **High yield potential:** With a projected gross rate of 14.25%[1], this investment offers a strong risk-adjusted return profile.
2. **Strategic location:** Situated in Roswell, GA, (outside of Atlanta) the project benefits from continued local demand for high-quality rental housing, supported by robust demographics and market fundamentals.
3. **Quality construction:** The development will include 74 townhomes distributed across 16 three-story buildings. Each unit features premium finishes and amenities, which are expected to attract high-income tenants and help the asset retain value over time.

Funding the gap continues on

As we've discussed at length, we believe the current macroeconomic environment continues to create a window of opportunity for what are historically attractive investments with uncommonly strong risk-adjusted returns specifically in the credit and lending markets.

We expect to continue to see strong investment opportunities arise in the preferred equity and bridge/gap financing space in the wake of elevated interest rates.

Invest in real estate

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Income Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

As you continue to consider investing with Fundrise, I wanted to make sure you knew about one of our investments because I think it exemplifies the unique opportunities we're seeing in today's market. We've closed on a preferred equity position in East Village Townhomes, a premium 74-unit build-to-rent community in Roswell, Georgia, just outside Atlanta.

This investment carries a 14.25%[1] fixed annual return and reflects our strategy of capitalizing on what we believe is a particularly attractive moment in real estate. As we highlighted in our recent letter to investors, real estate values remain at relative lows compared to other asset classes, creating compelling opportunities — especially on the lending side of things with preferred equity positions like this one.

A few key details about the investment:

- The development comprises 16 three-story buildings with townhomes ranging from 1,276 to 1,996 square feet
- Premium features include 10' ceilings, private fenced yards, and second-level balconies
- Strong downside protection through our preferred position, with the developer contributing 20% of costs as subordinate equity
- Located in Roswell, a thriving Atlanta suburb with robust rental demand

What makes this particularly timely is that new construction has fallen to its lowest level in nearly a decade due to interest rates. It also aligns with our overarching thesis of acquiring high-quality assets in growth markets at attractive bases.

And this is just one of the many assets in our portfolio that we're excited about.

As always, you can start investing start investing with Fundrise in minutes and with as little as $10. If you have any questions, just reply to this email. We hope you'll join us soon.

East Village Townhomes is one example of the many income-focused assets that power the Income Fund's 7.7%[2] annualized distribution rate. The Income Real Estate Fund aims to generate strong current yields through a diversified mix of fixed income strategies, including gap financing for stabilized and new multifamily projects, as well as housing development across the Sunbelt. Learn more about the Income Fund here.

Best,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

2. Current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Real Estate Fund (the "Income Fund") should consider the investment objectives, risks, and charges and expenses of the Income Fund carefully before investing. The Income Fund's prospectus contains this and other information about the Income Fund and may be obtained here. Investors should read the prospectus carefully before investing.

mfflS FUNDRISE

North Myrtle Beach investment strategy: Coastal growth opportunity



Featured investment: 372-unit multifamily development in North Myrtle Beach, SC, delivering a 16.00%[1] gross fixed return with exclusive coastal market positioning.

Key Highlights

- **16.00%[1] gross returns** through a preferred equity structure
- **Coastal growth advantage** in North Myrtle Beach—lifestyle benefits with affordability edge
- **Strong fundamentals** with 2% population growth and employment outpacing national averages
- **Substantial protection** with over $10.9 million subordinate equity providing downside buffer

Why This Works

North Myrtle Beach offers compelling market dynamics: coastal appeal with relative affordability continues attracting residents while the local economy diversifies beyond tourism into healthcare, technology, and professional services.

Strategic Advantage

Scarcity creates value—preferred equity investments with substantial subordinate protection offer predictable income regardless of broader market volatility. Fixed-return investments like this provide the stability that helps maintain **the Income Fund's 7.75%[2] distribution rate.**

Invest now

Invest now

View investment

® @ @ @

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore

GETITON Google Play

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

2. As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions overtime, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Unsubscribe | Edit Notification Preferences

tnfflS FUNDRISE

Portfolio Update: 16% preferred equity investment in North Myrtle Beach, SC



We're excited to feature an investment within our Fundrise portfolio: a preferred equity investment in a 372-unit multifamily development in North Myrtle Beach, SC. The investment carries an attractive 16.00%[1] gross return, underscoring our continued focus on high-quality credit investments that support our ***current 7.75%[2] annualized distribution rate.***

Investment overview

The development is a 372-unit multifamily community consisting of sixteen three-story buildings with a mix of one-, two-, and three-bedroom units. The community will feature high-end finishes with amenities including a resort-style pool, state-of-the-art fitness center, and co-working spaces, making the development a highly attractive place to live in this growing market.

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and ensuring stability in investor distributions through senior capital stack positioning.

Attractive yield: The 16.00%[1] annual gross interest rate provides an extremely compelling yield that contributes meaningfully to fund performance.

Substantial downside protection: With over $10.9 million in equity subordinate to Fundrise's position, this investment offers significant downside protection, in line with our conservative risk management approach.

Local market insights

North Myrtle Beach is a fast-growing market with strong population and employment growth. The area's affordability and high quality of life continue to attract residents, contributing to increased demand for quality rental housing. The investment is well-positioned to benefit from this demand, with local demographic trends including population growth projected at roughly 2% annually and employment growth outpacing the national average.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments like preferred equity provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on our portfolio

This investment aligns with our ongoing strategy to invest in high-quality, income-generating assets that deliver attractive returns. We anticipate the ***current 7.75%[2] yield*** for the Income Fund to remain strong, delivering value to our investors as market conditions evolve.

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

(x) @ (@) (g) ®

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore

GET IT ON Google Play

---

[1] This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

[2] As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Portfolio Update: 16% preferred equity investment in North Myrtle Beach, SC



We're excited to feature an investment within our Fundrise portfolio: a preferred equity investment in a 372-unit multifamily development in North Myrtle Beach, SC. The investment carries an attractive 16.00%[1] gross return, underscoring our continued focus on high-quality credit investments that support our ***current 7.75%[2] annualized distribution rate.***

Investment overview

The development is a 372-unit multifamily community consisting of sixteen three-story buildings with a mix of one-, two-, and three-bedroom units. The community will feature high-end finishes with amenities including a resort-style pool, state-of-the-art fitness center, and co-working spaces, making the development a highly attractive place to live in this growing market.

Investment structure

Preferred equity positioning: The investment is structured as preferred equity, providing priority returns ahead of common equity and ensuring stability in investor distributions through senior capital stack positioning.

Attractive yield: The 16.00%[1] annual gross interest rate provides an extremely compelling yield that contributes meaningfully to fund performance.

Substantial downside protection: With over $10.9 million in equity subordinate to Fundrise's position, this investment offers significant downside protection, in line with our conservative risk management approach.

Local market insights

North Myrtle Beach is a fast-growing market with strong population and employment growth. The area's affordability and high quality of life continue to attract residents, contributing to increased demand for quality rental housing. The investment is well-positioned to benefit from this demand, with local demographic trends including population growth projected at roughly 2% annually and employment growth outpacing the national average.

Market dynamics

In today's environment of evolving economic policy and market uncertainty, we continue to identify opportunities for historically attractive investments with strong risk-adjusted returns, specifically in the credit and lending markets. Fixed-return investments like preferred equity provide stability and predictable income streams that are increasingly valuable as policy shifts create uncertainty across traditional financial markets.

Impact on our portfolio

This investment aligns with our ongoing strategy to invest in high-quality, income-generating assets that deliver attractive returns. We anticipate the ***current 7.75%[2] yield*** for the Income Fund to remain strong, delivering value to our investors as market conditions evolve.

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

If you have any questions, please feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Invest now

View investment

® ® ® (© ®

WEBSITE | BLOG | FAQ | LOGIN

Download on the AppStore   GETITON Google Play

---

[1] This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

[2] As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor. Washington, DC 20036

Investors often ask me to share real examples from our portfolio of our strategy in action, so I've started doing exactly that.

Today, I want to highlight a preferred equity investment in North Myrtle Beach, a 372-unit development earning 16.00%[1] gross annual returns. What makes this interesting isn't just the exceptional yield, but how we're capitalizing on coastal market fundamentals.

Here's why I think this matters:

- **Market timing:** North Myrtle Beach population growth is projected at 2% annually, with employment outpacing national averages
- **Strategic positioning:** Coastal lifestyle benefits with affordability advantages that continue attracting new residents
- **Structure advantage:** Preferred equity gives us priority returns with over $10.9 million subordinate fordownside protection
- **Economic diversification:** Local economy expanding beyond tourism into healthcare, tech, and professional services

Fixed-return investments like this help maintain **the Income Fund's 7.75%[2] annualized distribution rate** while providing the predictable income streams that become more valuable as policy uncertainty affects traditional markets.

I hope this information is helpful as you make the decision to become a Fundrise investor, become a Fundrise investor. To read more about this particular asset, you can find that information here. Happy to discuss if you have questions about this or any other investments in our portfolio.

Best regards,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee forthose Opportunistic Credit Fund investors.

2. As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.